EXHIBIT 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended	Year Ended December 31,
	March 31, 2007	2006	2005	2004	2003	2002
Fixed charges:
Interest expense	$186,649	$606,725	$185,935	$79,053	$39,956	$13,974
Interest capitalized	79	414	932	—	—	—
Interest portion of rental expense	388	1,327	1,244	1,494	843	429

Total fixed charges	$187,116	$608,466	$188,111	$80,547	$40,799	$14,403

Earnings:
Net income before noncontrolling interest expenses and income taxes	$99,021	$350,749	$269,072	$205,421	$132,480	$41,582
Fixed charges	187,116	608,466	188,111	80,547	40,799	14,403
Less: Interest capitalized	(79)	(414)	(932)	—	—	—

Total earnings	$286,058	$958,801	$456,251	$285,968	$173,279	$55,985

Ratio of earnings to fixed charges	1.5x	1.6x	2.4x	3.6x	4.2x	3.9x